Alston&Bird LLP
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Suite 1800
Dallas, TX 75201-2139

214-922-3400
Fax: 214-922-3899
www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

July 10, 2020

VIA EDGAR

Ms. Erin E. Martin
Office of Real Estate and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re: Hartman vREIT XXI, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-232308)

Dear Ms. Martin:

This letter confirms, as requested, certain matters related to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 of our client, Hartman vREIT XXI, Inc. (the “Issuer”), filed with the Securities and Exchange Commission (“SEC”) on June 16, 2020 (the “Pre-Effective Amendment”).

The Issuer’s current registration statement on Form S-11 (File No. 333-232308) (the “Current Registration Statement”) was declared effective by the SEC on January 14, 2020. Pursuant to Rule 415(a)(6) of the Securities Act of 1933, as amended, the Current Registration Statement carried forward $185 million in unsold shares of the Issuer’s common stock previously registered under the Issuer’s prior registration statement on Form S-11 (File No. 333-207711). The Issuer acknowledges that the shares of common stock carried forward and registered under the Current Registration Statement cannot be subsequently increased via a post-effective amendment to the Registration Statement. The Issuer confirms that it is not attempting to make such an increase via the Pre-Effective Amendment or otherwise. The Issuer further confirms that, as of today, the amount of shares remaining available for sale by the Issuer pursuant to the Current Registration Statement remains $185 million.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.
LEGAL02/39877729v1

Ms. Erin E. Martin
July 10, 2020

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	Mark Torok
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